Via Facsimile and U.S. Mail
Mail Stop 4720

December 2, 2009

Mr. R. Milton Johnson
Executive Vice President and
Chief Financial Officer
HCA Inc.
One Park Plaza
Nashville, TN 37203

Re: HCA Inc.
Form 10-K for the Year Ended December 31, 2008
Filed on March 4, 2009
File No. 001-11239

Dear Mr. Johnson:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief